SEVERANCE COMPENSATION AGREEMENT


	This Agreement (the "Agreement) is made this 17th day of November, 1995, by and between Champion Parts, Inc., an Illinois corporation (the "Company"), and Richard B. Hebert (the "Employee").

WITNESSETH:

	WHEREAS, the Company desires to continue to employ Employee and Employee is willing to continue such employment, in part upon the terms and conditions hereinafter set forth;

	WHEREAS, the Company's Board of Directors has determined that it is appropriate to reinforce and encourage the continued attention and dedication of members of the Company's management, including the Employee, to their assigned duties without distraction in potentially disturbing circumstances arising from the financial hardship facing the Company; and


	WHEREAS, the parties desire to set forth the severance compensation which the Company agrees it will pay to the Employee if the Employee's employment with the Company terminates under one of the circumstances described herein.

	NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:


	1. Term. This Agreement shall terminate, except to the extent that any obligation of the Company hereunder remains unpaid as of such time, upon the earlier of (i) the termination of the Employee's employment with the Company based on the Employee's death, Cause
	(as defined in Section 2(a), Disability (as defined in Section 2(b), or by the Employee other than for Good Reason (as defined in Section 2(c)); or (ii) one year after written notice from the Company to the Executive that it has elected to terminate this Agreement.

	2.      Termination.

	(a) Cause. For the purposes of this Agreement, "Cause" shall mean any one or more of the following:

i. the perpetration by the Employee of a dishonest act, subversion, misappropriation or fraud against the Company or any subsidiary of the Company, or any willful misrepresentation by such Employee to any member of executive management or the Board of Directors of the Company, any of which is, in the opinion of executive management or the Board of Directors, materially injurious to the Company or any subsidiary of the Company;

ii. any willful and material breach by the Employee of his employment agreement, if any, or of any fiduciary duty in connection with his employment by the Company or any subsidiary of the Company;

iii. any conviction of the Employee by a federal or state court for the commission of or a guilty plea to a felony; or

iv. one or more demonstrable and, in the opinion of the Board of Directors, material acts of dishonesty, disloyalty, or insubordination.

	(b) Disability. For purposes of this Agreement, "Disability" shall occur if, as a result of the Employee's incapacity due to physical or mental illness, the Employee shall have been absent from his duties with the Company on a full-time basis for either 120 consecutive days or 180 days within any twelve month period.

	(c)     Good Reason.  For purposes of this Agreement,
	"Good Reason" shall mean any one or more of the following
	(without the Employee's express written consent):

i. a permanent relocation of the Employee's principal place of employment with the Company, other than for reasonably required travel on the business of the Company or a subsidiary of the Company;

ii. a material reduction in the Employee's base or aggregate compensation, other than a general reduction applicable to all or substantially all of the executive employees of the Company or its subsidiaries; or

iii. a change in the Employee's status, title, position or responsibilities (including reporting responsibilities) which represents an adverse change from the Employee's prior status, title, position or responsibilities.

	(d) Notice of Termination. Any termination by the Company by reason of Cause or Disability shall be communicated by a Notice of Termination. For purpose of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate those specific termination provisions in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee's employment under the provision so indicated. For purposes of this Agreement, no such purported termination by the Company shall be effective without such Notice of Termination.

	(e) Date of Termination. For purposes of this Agreement, "Date of Termination: shall mean (a) if this Agreement is terminated by the Company for Disability, 30 days after Notice of Termination is given to the Employee (provided that the Employee shall not have returned to the performance of the Employee's duties on a full-time basis during such 30-day period) or
	(b) if the Employee's employment is terminated by the Company for any other reason, the date on which a Notice of Termination is given.

	3.      Severance Compensation upon Termination of
	Employment . If the Company shall terminate the Employee's employment other than for Cause or Disability, or if the Employee shall terminate his employment for Good Reason, then the Company shall pay to the Employee as severance pay three monthly installments in cash, commencing on or before the fifth day following the Date of Termination, with each such installment being equal to his regular monthly salary (minus withholding taxes and other applicable payroll deductions) immediately prior to the Date of Termination or, if there has been a material reduction in the Employee's compensation such as would permit the Employee to terminate his employment for Good Reason pursuant to Section 2(c)(ii) hereof, as of the date immediately preceding such reduction; provided, however, that if any successor or assigned corporation as contemplated by Section 6 below assumes the obligation of this agreement, then there shall be no termination pursuant to this agreement.

	4.      No Obligation to Mitigate Damages; No Effect on
	Other Contractual Rights.

	(a) The employee shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Employee as the result of employment by another employer after the Date of Termination, or otherwise.

	(b) The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Employee's existing rights, or rights which would accrue solely as a result of the passage of time, under the Champion Parts, Inc. Employee Stock Ownership Plan, or any other benefit plan, incentive plan, bonus plan, stock option plan, employment agreement or other contract, plan or arrangement.

	5. General Release. As a condition to the Company's obligation to pay any severance compensation under
	Section 3 hereof, prior to the first such payment Employee agrees to execute a general release of the Company from any claims, actual or potential, which the Employee has or may believe he has, with respect to events involving or arising out of his employment relationship with the Company or the termination of such relationship, except for matters referred to in Section 4(b) above.

	6.      Successorship.

	(a) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. Any failure of the Company to obtain such agreement prior to the effectiveness of any such succession or assignment shall be a material breach of this Agreement and shall entitle the Employee to terminate the Employee's employment for Good Reason. As used in this Agreement, "Company" shall include the Company as hereinbefore defined which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all terms and provisions of this Agreement by operation of law. If at any time during the term of this Agreement the Employee is employed by any corporation a majority of the voting securities of which is then owned by the Company, "Company" as used in Sections 2 and 13 hereof shall in addition include such employer.

	(b) This Agreement shall inure to the benefit and be enforceable by the Employee's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Employee should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Employee's devisee, legatee, or other designee or, if there be no such designee, to the Employee's estate.

	7. Notice. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, as follows:

		If to the Company:

		President
		Champion Parts, Inc.
		2525 22nd Street
		Oak Brook, Illinois   60521


		If to the Employee:

		Richard B. Hebert
		8333 Mending Wall Drive
		Woodridge, IL   60517

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

	8. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Employee and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

	9. Validity. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

	10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

	11. Entire Agreement. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement constitutes the entire agreement between the parties, and expressly supersedes all prior oral or written agreements or understandings relating to the subject matter hereof.

	12. Legal Fees and Expenses. The Company shall pay all legal fees and expenses which the Employee may incur if Employee prevails in collecting any amount under this Agreement which has been contested by the Company. The parties may agree in advance as to amounts which are not contested, and any amount which the Company shall offer to pay to the Employee in settlement of any claim shall be deemed to be a non-contested amount.

	13. Confidentiality. The Employee shall retain in confidence any and all confidential information known to the Employee concerning the Company and its business so long as such information is not publicly disclosed.

	IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

				       CHAMPION PARTS, INC.



			      By:     /s/ Thomas W. Blashill
			      Name:   Thomas W. Blashill
			      Title:  President


			      /s/ Richard B. Hebert
			      Richard B. Hebert